Exhibit (a)(2)

December 8, 2006

Dear Stockholder:

We are pleased to inform you that on November 19, 2006, CoTherix, Inc. (“CoTherix”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Actelion US Holding Company (“Actelion US”) and Curl Acquisition Subsidiary, Inc. (the “Purchaser”), a wholly owned subsidiary of Actelion US. As provided in the Merger Agreement, the Purchaser today commenced a tender offer (the “Offer”) to purchase all outstanding shares of CoTherix’s common stock (the “Shares”) at a price of $13.50 per share, in cash, without interest thereon (the “Offer Price”). The Offer is subject to the terms and conditions in the Purchaser’s Offer to Purchase and the related Letter of Transmittal that are included in the Purchaser’s offering materials. As provided in the Merger Agreement and subject to the satisfaction or waiver of certain conditions, the Offer will be followed by a merger (the “Merger”) of the Purchaser with and into CoTherix, and all Shares not purchased in the Offer (other than Shares held by Actelion US, the Purchaser or any other subsidiaries of Actelion US, CoTherix or, if applicable, by stockholders properly exercising appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

Your Board of Directors unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that they are fair and in the best interests of CoTherix and its stockholders. Accordingly, the Board recommends that stockholders accept the Offer and tender their Shares in the Offer. In arriving at its recommendation, the Board gave careful consideration to a number of factors that are more fully described in the attached Schedule 14D-9.

Attached is a copy of the Schedule 14D-9 filed by CoTherix with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for your Board of Directors’ recommendation and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated December 8, 2006, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your Shares. We urge you to read the Schedule 14D-9 and the enclosed materials carefully.

Sincerely,

Donald J. Santel

Chief Executive Officer